Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

March 3, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest

Re:	Flying Eagle Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-236367)

Dear Demarest:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Flying Eagle Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on March 5, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 3,000 copies of the preliminary prospectus dated March 3, 2020 (the “Preliminary Prospectus”) between the date hereof and March 5, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

[Signature Page to Acceleration Request Letter]